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FOR IMMEDIATE RELEASE - CALGARY, ALBERTA, MAY 29, 2007

BAYTEX ENERGY TRUST ANNOUNCES STRATEGIC ACQUISITION AND
BOUGHT DEAL FINANCING

CALGARY, ALBERTA (May 29, 2007) Baytex Energy Trust (TSX-BTE.UN; NYSE-BTE) is pleased to announce that it has entered into various agreements for the acquisition of certain strategic oil and natural gas assets principally in the Pembina and Lindbergh areas of Alberta for a total cash consideration of $238 million. The acquisition is expected to be completed prior to the end of the second quarter of 2007.

Acquisition Highlights

•	Approximately 4,500 boe/d of production comprised of 2,200 bbl/d of light oil and NGL and 8.0 mmcf/d of natural gas from the Pembina area and 1,000 bbl/d of heavy oil from the Lindbergh area.

•	Annualized net operating income from these properties is estimated to be in the range of $45 to $50 million based on current commodity prices.

•	Establishes a new operated light oil and natural gas core area at Pembina in the prolific Nisku trend with a strong infrastructure position and numerous exploration and development opportunities.

•
Total remaining recoverable reserves as evaluated in accordance with NI 51-101 as at May 31, 2007 by Sproule Associates Limited, Baytex’s independent reserves evaluator, are approximately 11.7 million boe on a proved basis (77% light oil and natural gas and 23% heavy oil) and 19.6 million boe on a proved plus probable basis (83% light oil and natural gas and 17% heavy oil).

•	Undeveloped land totaling 64,000 net acres with a value of $ 12 million as estimated by Baytex.

•	Acquisition metrics:
Cost per producing boe/d   $ 52,500
Multiple of net operating income      4.8 - 5.3
Cost per proved boe                                      $ 19.36
Cost per proved plus probable boe             $ 11.56

•
This acquisition is estimated to be 6% accretive to cash flow per trust unit and would reduce Baytex’s already conservative payout ratio by 4% pro forma the equity financing discussed below. The transaction is also anticipated to be accretive to production, reserves and net asset value per trust unit.

Bought Deal Financing

Baytex is also pleased to announce that it has entered into a bought deal financing agreement with a syndicate of investment dealers pursuant to which the syndicate has agreed to purchase 7.0 million subscription receipts (the “Subscription Receipts”) at $21.35 per Subscription Receipt, for gross proceeds of $149.5 million. The syndicate is led by TD Securities Inc., which acted as Baytex’s financial advisor on this transaction, and includes FirstEnergy Capital Corp., National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., BMO Capital Markets, Canaccord Capital Corporation, Peters & Co. Limited, Raymond James Ltd., Cormark Securities Inc. and Dundee Securities Corporation.

Each Subscription Receipt will represent the right to receive one trust unit of Baytex, without the payment of any additional consideration, on the completion of the acquisition. The proceeds from the offering of the Subscription Receipts will be deposited in escrow and will be released to Baytex to fund a portion of the acquisition costs. The balance will be funded by Baytex’s credit facilities, which will be increased to $370 million concurrent with this acquisition.

Completion of the Subscription Receipt offering is subject to certain conditions customary to this type of transactions, including regulatory approvals. The Subscription Receipts will be offered in certain provinces of Canada by way of a short from prospectus and the financing is expected to close on or about June 19, 2007.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act.

Effects of the Transaction

Upon completion of this acquisition, Baytex’s production will be approximately 38,500 boe/d comprised of 5,700 bbl/d of light oil and NGL, 23,000 bbl/d of heavy oil and 59.0 mmcf/d of natural gas. The capital budget for 2007 will be increased to $155 million, with the overall objective to maintain production at this level going into 2008.

Baytex is excited to be able to establish a new core area at Pembina for light oil and natural gas development in the prolific Nisku trend. The Pembina properties provide a high degree of operational control and include one of the strongest infrastructure positions in this area. Baytex has considerable in-house expertise and experience in the development and operation of this asset and has identified numerous opportunities for future exploration and development. In addition, over the long-term, recoverable reserves from the Nisku pools could be increased from currently recognized levels through the application of tertiary recovery methodologies. The assets acquired include 26,000 net acres of undeveloped land in the Pembina area.

Lindbergh is a project that offers a large heavy oil resource in place that is amenable to primary (cold) production. Its shallow-depth and multiple zone character provide a low-cost source of recompletion and drilling inventory to maintain production rates. In addition to the primarily non-operated producing assets, Baytex is also acquiring 11,000 net acres of 100% interest undeveloped land that may include opportunities for shallow natural gas development.

The acquired assets also include exploration and development lands at Mayerthorpe in west central Alberta and exploration lands at Nig in northeast British Columbia. At Mayerthorpe, Baytex believes that there are a number of opportunities within the 14,000 net acres of undeveloped land to develop natural gas in multiple horizons ranging from the Cretaceous-aged Belly River formation to the Jurrasic-aged Nordegg formation. At Nig, Baytex is acquiring approximately 13,000 net acres of undeveloped land for Slave Point and deeper exploration. Baytex has exploration expertise for Slave Point projects as well as operating experience and synergy at its neighboring properties at Stoddart.

This transaction is anticipated to be accretive to cash flow, production, reserves and net asset value per Baytex trust unit. Pro forma the equity financing, Baytex’s conservative payout ratio is expected to further decrease by approximately 4%. The financial position of Baytex will remain strong, with a debt to cash flow ratio approximating 1.5 times and undrawn credit facilities in excess of $130 million.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to unitholders. The trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Reader Advisory

Barrels of oil equivalent (“boe”) amounts mentioned herein have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. This conversion conforms to National Instrument 51-101 - Standards for Oil and Gas Activities of the Canadian Securities Administrators. The term “boe” may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements in this press release are forward looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that the actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President and C.E.O.     Telephone: (403) 267-0715
or
Derek Aylesworth, Chief Financial Officer                                    Telephone: (403) 538-3639
or
Erin Hurst, Investor Relations                                                         Telephone: (403) 538-3681
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca